File No. 83-1
Regulation IA
Rule 3



UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of the Bank's

Series No. 322, Tranche No. 04

BRL35,000,000 9.50 percent Notes due January 6, 2014, as from July 19, 2010 to be consolidated and form a single series with each of the Bank's BRL75,000,000 9.50 percent Notes due January 6, 2014 issued on January 6, 2010 (Series No. 322, Tranche No. 01), the Bank's BRL75,000,000 9.50 percent Notes due January 6, 2014 issued on February 17, 2010 (Series No. 322, Tranche No. 02), and the Bank's BRL35,000,000 9.50 percent Notes due January 6, 2014 issued on April 6, 2010 (Series No. 322, Tranche No. 03)

Filed pursuant to Rule 3 of Regulation IA

Dated: July 14, 2010

File No. 83-1
Regulation IA
Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issue of the Series No. 322, Tranche No. 04, BRL35,000,000 9.50 percent Notes due January 6, 2014 (the "Notes"), as from July 19, 2010 to be consolidated and form a single series with each of the Bank's BRL75,000,000 9.50 percent Notes due January 6, 2014 issued on January 6, 2010 (Series No. 322, Tranche No. 01), the Bank's BRL75,000,000 9.50 percent Notes due January 6, 2014 issued on February 17, 2010 (Series No. 322, Tranche No. 02), and the Bank's BRL35,000,000 9.50 percent Notes due January 6, 2014 issued on April 6, 2010 (Series No. 322, Tranche No. 03), under the Bank's Global Debt Program (the "Program"). The Notes are being issued pursuant to: the Prospectus dated January 8, 2001 (the "Prospectus") and the Standard Provisions dated January 8, 2001 (the "Standard Provisions") (both previously filed); and the Terms Agreement dated July 14, 2010 (the "Terms Agreement") and the Pricing Supplement dated as of July 14, 2010 (the "Pricing Supplement") (both attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item 1. Description of Securities

See cover page and pages 17 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2. Distribution of Securities

See pages 42 through 44 of the Prospectus; and the attached Terms Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commission[1]	Proceeds to the Bank[2]
Per Note:	103.585%	1.625%	101.96%
Total:	BRL36,254,750 (USD20,558,406.58)	BRL568,750 (USD322,512.05)	BRL35,686,000 (USD20,235,894.53)

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3 above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

See page 5 of the Prospectus.

Item 7. Exhibits

(A) Opinion of the Chief Counsel of the Bank as to the legality of the obligations, dated March 4, 2010
(B) Pricing Supplement
(C) Terms Agreement

1 The Bank has agreed to indemnify the Underwriters against certain liabilities.
2 Plus accrued interest from January 6, 2010, which is expected to be BRL1,767,260.27 as of July 19, 2010.



Exhibit A

March 4, 2010

To the Dealers appointed
from time to time pursuant to a
Terms Agreement or Appointment Agreement
under the Global Debt Program of the
Inter-American Development Bank

Ladies and Gentlemen:

I have participated in the proceedings of the Inter-American Development Bank (the "Bank") to establish the Global Debt Program of the Bank, as it may be amended, restated, or superseded from time to time (the "Program"), and to authorize the issue and sale of Notes thereunder (the "Notes") with reference to a Prospectus dated January 8, 2001 (the "Prospectus"). In connection with such proceedings, I have examined, among other documents, the following:

1) The Agreement Establishing the Inter-American Development Bank (the "Bank Agreement") and the By-Laws of the Bank;

2) The Global Borrowing Authorization, Resolution DE-17/09, authorizing the issuance and sale of the Notes;

3) The Prospectus;

4) The Standard Provisions, dated as of January 8, 2001 (the "Standard Provisions");

5) The Global Agency Agreement, dated January 8, 2001, as amended, among the Bank, Kredietbank S.A. Luxembourgeoise, and Citibank, N.A. (the "Global Agency Agreement"); and

6) The Uniform Fiscal Agency Agreement, dated as of July 20, 2006, as amended, between the Bank and the Federal Reserve Bank of New York (the "FRBNY Fiscal Agency Agreement").

Pursuant to Section 5(e)(ii) of the Standard Provisions, I am of the opinion that:

a) The Bank is an international organization duly established and existing under the Bank Agreement;

b) The Bank has obtained all governmental approvals required pursuant to the Bank Agreement in connection with the offering, issue and sale of the

Notes;

c) The creation, issue, sale and delivery of the Notes, and the execution of any Notes in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Notes in definitive form, duly executed, authenticated, issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms;

d) Any applicable Terms Agreement or Appointment Agreement, as the case may be, as of its date, will be duly authorized, executed and delivered by the Bank;

e) Each of the Global Agency Agreement, and the FRBNY Fiscal Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank;

f) Under existing law, it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended, or to qualify an indenture with respect thereto under the U.S. Trust Indenture Act of 1939, as amended.

While I assume no responsibility with respect to the statements in the Prospectus, nothing has come to my attention which has caused me to believe that the Prospectus, as of its date and as of the date hereof, and excluding the financial statements or other financial data, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus.

In rendering the foregoing opinion, I have relied, with respect to matters of New York law, upon the opinion of Sullivan & Cromwell LLP and, with respect to matters of English law, upon the opinion of Linklaters LLP, each delivered on this date in accordance with the Standard Provisions. Also, I have assumed that signatures on all documents examined by me are genuine.

This letter is furnished by me as Chief Counsel of the Bank to Dealers appointed from time to time under the Program and is solely for their benefit.

Very truly yours,



John S. Scott
Chief Counsel

Exhibit B

PRICING SUPPLEMENT

Inter-American Development Bank

Global Debt Program

Series No: 322

Tranche: 4

BRL 35,000,000 9.50 percent Notes due January 6, 2014 (the "Notes" as from July 19, 2010 to be consolidated and form a single series with the Bank's BRL 75,000,000 9.50 percent Notes due January 6, 2014, issued on January 6, 2010 (the "Series 322 Tranche 1 Notes"), the Bank's BRL 75,000,000 9.50 percent Notes due January 6, 2014, issued on February 17, 2010 (the "Series 322 Tranche 2 Notes") and the Bank's BRL 35,000,000 9.50 percent Notes due January 6, 2014, issued on April 6, 2010 (the "Series 322 Tranche 3 Notes")),

payable in United States Dollars

Issue Price: 103.585 percent plus 194 days' accrued interest

Application has been made for the Notes to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc's Regulated Market

TD Securities

The date of this Pricing Supplement is as of July 14, 2010

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions (the "Conditions") set forth in the Prospectus dated January 8, 2001 (the "Prospectus"), which for the avoidance of doubt does not constitute a "prospectus" for the purposes of Part VI of the UK Financial Services and Markets Act 2000 or a "base prospectus" for the purposes of the EU Prospectus Directive. This Pricing Supplement must be read in conjunction with the Prospectus and the United Kingdom Listing Authority Listing Particulars dated August 5, 2009 (the "Listing Particulars"). This document is issued to give details of an issue by Inter-American Development Bank (the "Bank") under its Global Debt Program and to provide information supplemental to the Prospectus and the Listing Particulars. Complete information in respect of the Bank and this offer of the Notes is provided on the basis of the combination of the information contained in this Pricing Supplement, the Prospectus and the Listing Particulars.

Terms and Conditions

The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue.

1.	(a) Series No.:	322
	(b) Tranche No.:	4
2.	Aggregate Principal Amount:	BRL 35,000,000 As from the Issue Date, the Notes will be consolidated and form a single series with the Series 322 Tranche 1 Notes, the Series 322 Tranche 2 Notes and the Series 322 Tranche 3 Notes.
3.	Issue Price:	BRL 38,022,010.27, which is 103.585 percent of the Aggregate Principal Amount plus the amount of BRL 1,767,260.27 of 194 days' accrued interest, inclusive.
4.	Issue Date:	July 19, 2010
5.	Form of Notes (Condition 1(a)):	Registered only, as further provided in paragraph 10(c) of "Other Relevant Terms" below.
6.	Authorized Denomination(s) (Condition 1(b)):	BRL 5,000 and integral multiples thereof

7.	Specified Currency (Condition 1(d)):	The lawful currency of the Federative Republic of Brazil ("Brazilian Real" or "BRL"), provided that all payments in respect of the Notes will be made in United States Dollars ("U.S.$" or "USD").
8.	Specified Principal Payment Currency (Conditions 1(d) and 7(h)):	USD
9.	Specified Interest Payment Currency (Conditions 1(d) and 7(h)):	USD
10.	Maturity Date (Condition 6(a); Fixed Interest Rate):	January 6, 2014
11.	Interest Basis (Condition 5):	Fixed Interest Rate (Condition 5(I))
12.	Interest Commencement Date (Condition 5(III)):	January 6, 2010
13.	Fixed Interest Rate (Condition 5(I)):	Condition 5(I) as amended and supplemented below, shall apply to the Notes. The bases of the Calculation of the Interest Amount, Interest Payment Dates and default interest are as set out below.
	(a) Interest Rate:	9.50 percent per annum
	(b) Business Day Convention:	Following Business Day Convention
	(c) Fixed Rate Interest Payment Date(s):	Annually on each January 6, commencing on January 6, 2011 and ending on, and including, the Maturity Date.

(d) Interest Period:	Each period from and including each Interest Payment Date to but excluding the next following Interest Payment Date, *provided* that the initial Interest Period will commence on and include the Interest Commencement Date, and the final Interest Period will end on but exclude the Maturity Date. For the purposes of the calculation of the Interest Amount payable for any Interest Period, there shall be no adjustment pursuant to the Business Day Convention specified above.
(e) Fixed Rate Day Count Fraction(s):	Actual/Actual (ICMA)
(f) Calculation of Interest Amount:	As soon as practicable and in accordance with the procedures specified herein, the Calculation Agent will determine the Reference Rate and calculate the amount of interest payable (the "Interest Amount") with respect to each minimum Authorized Denomination for the relevant Interest Period. The Interest Amount with respect to any Interest Period shall be a USD amount calculated on the relevant Rate Fixing Date (as defined below) as follows: BRL 475 per minimum Authorized Denomination *divided by* the Reference Rate (and rounding, if necessary, the entire resulting figure to the nearest two decimal places, with USD 0.005 being rounded upwards). The "Reference Rate" means the BRL/USD offered rate for USD, expressed as the amount of BRL per one USD, for settlement in two Brazil and New York Business Days (as defined below) reported

by the Banco Central do Brasil on the SISBACEN Data System under transaction code PTAX-800 ("*Consulta de Cambio*" or "Exchange Rate Inquiry"), Option 5 ("*Cotações para Contabilidade*" or "Rates for Accounting Purposes") (the "PTAX Rate") (or such other page or service as may replace any such page for the purposes of displaying the BRL/USD reference rate published by Banco Central do Brasil), by approximately 6:00 p.m., São Paulo local time, on each Rate Fixing Date (as defined below); *provided, however*, that if the BRL12 (as defined below) is available on such Rate Fixing Date and the PTAX Rate shall differ by more than 3% from the BRL12, then the Reference Rate will be the BRL12, or if there are insufficient responses to BRL12, then both the PTAX Rate and BRL12 shall be deemed unavailable; and *provided further*, that if the PTAX Rate is not then available, then the Reference Rate will be BRL12.

"BRL12" means the foreign exchange rate as specified in the ISDA 1998 FX and Currency Options Definitions updated as of January 12, 2007, which is the BRL/USD specified rate for USD, expressed as the amount of BRL per one USD, for settlement in two Brazil and New York Business Days as calculated by EMTA (or a service provider EMTA may in its sole discretion select) pursuant to the EMTA BRL Industry Survey Methodology (as defined below), and published on EMTA's website (www.emta.org) at approximately 12:30 p.m. São Paulo time or as soon as practicable thereafter on the Rate Fixing Date.

"EMTA BRL Industry Survey Methodology" means a methodology, dated as of March 1, 2004, as amended from time to time, for a centralized industry-wide

survey of financial institutions in Brazil that are active participants in the BRL/USD spot rate markets for the purposes of determining BRL12.

"Rate Fixing Date" is a date that is five Brazil and New York Business Days prior to any Fixed Rate Interest Payment Date and/or the Maturity Date, *provided, however*, that if such date is an Unscheduled Holiday, the Rate Fixing Date shall be the next preceding Brazil and New York Business Day, and provided further, that if there is an Unscheduled Holiday between such Rate Fixing Date and such date of payment, there shall be no adjustment to such Rate Fixing Date on account thereof.

"Brazil and New York Business Day" means a day (other than a Saturday or a Sunday) on which the banks and foreign exchange markets are open for business in both (i) São Paulo, Rio de Janeiro or Brasilia not otherwise declared a financial market holiday by the *Bolsa de Mercadorias & Futuros*; and (ii) New York.

"Unscheduled Holiday" means a day that is not a Brazil and New York Business Day and the market was not aware of such fact (by means of a public announcement or by reference to other publicly available information) until a time later than 9:00 a.m. local time in the principal financial centers of the Specified Currency two Brazil and New York Business Days prior to the relevant Rate Fixing Date.

"Fallback Provision":

In the event that both the PTAX Rate and the BRL12 are unavailable on the relevant Rate Fixing Date, the Reference Rate will be determined by the Calculation Agent on such Rate Fixing Date, acting in good faith

	and in a commercially reasonable manner, having taken into account relevant market practice.
(g) Calculation Agent:	See "9. Identity of Calculation Agent" under "Other Relevant Terms"
(h) Notification:	If the Interest Amount payable on any Interest Payment Date or the Redemption Amount, as the case may be, is calculated in any manner other than by utilizing the PTAX Rate, the Global Agent on behalf of the Bank shall give notice as soon as reasonably practicable to the Noteholders in accordance with Condition 14 (*Notices*).
14. Relevant Financial Center:	London, New York and Brazil
15. Relevant Business Day:	London, New York and Brazil
16. Redemption Amount (Condition 6(a)):	The Redemption Amount with respect to each minimum Authorized Denomination will be a USD amount calculated by the Calculation Agent on the Rate Fixing Date with respect to the Maturity Date as follows: minimum Authorized Denomination *divided by* Reference Rate (and rounding, if necessary, the entire resulting figure to the nearest two decimal places, with USD 0.005 being rounded upwards).
17. Issuer's Optional Redemption (Condition 6(e)):	No
18. Redemption at the Option of the Noteholders (Condition 6(f)):	No

19. Early Redemption Amount (including accrued interest, if applicable) (Condition 9):

In the event the Notes become due and payable as provided in Condition 9 (*Default*), the Early Redemption Amount with respect to each minimum Authorized Denomination will be a USD amount equal to the Redemption Amount that is determined in accordance with "16. Redemption Amount" plus accrued and unpaid interest, if any, as determined in accordance with "13. Fixed Interest Rate (Condition 5(I))"; *provided* that for purposes of such determination, the "Rate Fixing Date" shall be the date that is five (5) Brazil and New York Business Days prior to the date upon which the Notes become due and payable as provided in Condition 9 (*Default*).

20. Governing Law: New York

21. Selling Restrictions:

(a) United States:

Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.

(b) United Kingdom:

The Dealer agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

(c) Federative Republic of Brazil:

The Dealer has represented and agreed that it has not offered or sold and will not offer or sell any Notes in Brazil. The Notes have not been and will not be registered with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários, the "CVM").

(d) General:	No action has been or will be taken by the Issuer that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the Dealer agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

Other Relevant Terms

1.	Listing:	Application has been made for the Notes to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc's Regulated Market with effect from the Issue Date.
2.	Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures:	Euroclear and Clearstream, Luxembourg
3.	Syndicated:	No
4.	Commissions and Concessions:	1.625% of the Aggregate Principal Amount (comprised of a 1.375% selling concession and a 0.25% management and underwriting fee)
5.	Estimated Total Expenses:	None. The Dealer has agreed to pay for all material expenses related to the issuance of the Notes.
6.	Codes:	
	(a) Common Code:	047511178
	(b) ISIN:	XS0475111786
7.	Identity of Dealer:	The Toronto-Dominion Bank

8.	Identity of Calculation Agent:	The Toronto-Dominion Bank, Toronto In relation to each Rate Fixing Date, as soon as is reasonably practicable after the determination of the relevant Reference Rate in relation thereto, on the date on which the relevant Reference Rate is to be determined (or, if such date is not a Relevant Business Day, then on the next succeeding Relevant Business Day), the Calculation Agent shall notify the Issuer and the Global Agent of the Reference Rate and the Interest Amount, and the Redemption Amount or Early Redemption Amount, as the case may be, in relation thereto. All determinations of the Calculation Agent shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Bank and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with a calculation agent agreement between the Bank and the Calculation Agent.
9.	Provision for Registered Notes:	
	(a) Individual Definitive Registered Notes Available on Issue Date:	No
	(b) DTC Global Note(s):	No
	(c) Other Registered Global Notes:	Yes, issued in accordance with the Global Agency Agreement, dated January 8, 2001, among the Bank, Citibank, N.A., as Global Agent, and the other parties thereto.

General Information

Additional Information regarding the Notes

1. The EU has adopted a Directive regarding the taxation of savings income (the "Savings Directive"). The Savings Directive requires Member States (as defined below) to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual in another Member State, except that Austria and Luxembourg will instead impose a withholding system for a transitional period unless during such period they elect otherwise.

The Bank undertakes that it will ensure that it maintains a paying agent in a country which is a member of the European Union (a "Member State") that will not be obliged to withhold or deduct tax pursuant to the Savings Directive.

2. United States Tax Matters

A) *United States Internal Revenue Service Circular 230 Notice: To ensure compliance with Internal Revenue Service Circular 230, prospective investors are hereby notified that: (a) any discussion of U.S. federal tax issues contained or referred to in this Pricing Supplement, the Prospectus or any other document referred to herein is not intended or written to be used, and cannot be used, by prospective investors for the purpose of avoiding penalties that may be imposed on them under the United States Internal Revenue Code; (b) such discussions are written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) prospective investors should seek advice based on their particular circumstances from an independent tax advisor.*

B) The "Tax Matters" section of the Prospectus and any tax disclosure in this pricing supplement is of a general nature only, is not exhaustive of all possible tax considerations and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular prospective investor. Each prospective investor should consult its own tax advisor as to the particular tax consequences to it of the acquisition, ownership, and disposition of the Notes, including the effects of applicable U.S. federal, state, and local tax laws and non-U.S. tax laws and possible changes in tax laws.

C) Due to a change in law since the date of the Prospectus, the second paragraph of "—Payments of Interest" under the United States Holders section should be read as follows: "Interest paid by the Bank on the Notes constitutes income from sources outside the United States but will, depending on your circumstances, be "passive" or "general" income for purposes of computing the foreign tax credit."

D) Due to a change in law since the date of the Prospectus, the fourth paragraph of "—Purchase, Sale and Retirement of the Notes" under the United States Holders

section should be read as follows: "Capital gain of a noncorporate United States holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year."

3. *Noteholders should consult their own tax advisors concerning the consequences of owning the Notes in their particular circumstances under the Internal Revenue Code and the laws of any other taxing jurisdiction.*

4. Additional Investment Considerations:

There are significant risks associated with the Notes including but not limited to exchange rate risk, price risk and liquidity risk. Investors should consult their own financial, legal, accounting and tax advisors about the risks associated with an investment in these Notes, the appropriate tools to analyze that investment, and the suitability of the investment in each investor's particular circumstances.

The methodologies for determining the Brazilian Real foreign exchange rate may result in a Redemption Amount (or Early Redemption Amount, as the case may be) of the Notes, or an interest payment on the Notes, being significantly less than anticipated.

INTER-AMERICAN DEVELOPMENT BANK

By: 
Name: Edward Bartholomew
Title: Chief Financial Officer and General Manager, Finance Department

Exhibit C

TERMS AGREEMENT NO. 322 TRANCHE 4 UNDER
THE PROGRAM

July 14, 2010

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577

The undersigned agrees to purchase from you (the "Bank") the Bank's BRL 35,000,000 9.50 percent Notes due January 6, 2014 (the "Notes", as from July 19, 2010 to be consolidated and form a single series with the Bank's BRL 75,000,000 9.50 percent Notes due January 6, 2014, issued on January 6, 2010 (Series 322, Tranche 1), the Bank's BRL 75,000,000 9.50 percent Notes due January 6, 2014, issued on February 17, 2010 (Series 322, Tranche 2) and the Bank's BRL 35,000,000 9.50 percent Notes due January 6, 2014, issued on April 6, 2010 (Series 322, Tranche 3)), described in the Pricing Supplement related thereto, dated as of the date hereof (the "Pricing Supplement"), at 9:00 a.m. New York time on July 19, 2010 (the "Settlement Date"), at an aggregate purchase price of BRL 37,453,260.27 (USD 21,238,026.81 at the agreed rate of 1.7635 BRL per one USD), payable in United States Dollars and adjusted as set forth below, on the terms set forth herein and in the Standard Provisions, dated as of January 8, 2001, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes, and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes

hereunder is further subject to the receipt by the undersigned of the documents referred to in Section 6(b) of the Standard Provisions.

Subject to Section 5(f) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1. The Bank agrees that it will issue the Notes, and the Dealer named below agrees to purchase the Notes, at the aggregate purchase price specified above, adjusted as follows: the issue price of 103.585 percent of the principal amount (BRL 36,254,750); plus 194 days' accrued interest (BRL 1,767,260.27); less a combined management and underwriting fee and selling concession of 1.625 percent of the principal amount (BRL 568,750). For the avoidance of doubt, the Dealer's purchase price after the above adjustments is BRL 37,453,260.27 (USD 21,238,026.81 at the agreed rate of 1.7635 BRL per one USD) and will be paid in United States Dollars.

2. Payment for the Notes shall be made on the Settlement Date by the Dealer to Citibank, N.A., London office, as common depositary for Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme, for transfer in immediately available funds to an account designated by the Bank.

3. The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the following documents, which it has requested:

   - a copy of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto; and

   - a copy of each of the most recently delivered documents referred to in Section 6(a) or 6(b), as applicable, of the Standard Provisions.

4. In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for

the benefit of the Bank that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5. The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of the undersigned are as follows:

FOR THE BANK:

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577
Attention: Finance Department
Chief, Treasury Division
Telephone: 202-623-1310
Facsimile: 202-623-3523

FOR THE DEALER:

The Toronto-Dominion Bank
60 Threadneedle Street
London EC2R 8AP
United Kingdom
Attention: Origination and Syndication Desk
Telephone: +44 (0) 20 7628 2262
Facsimile: +44 (0) 20 7628 1054

6. To complement the selling restrictions contained in exhibit D to the Standard Provisions, the undersigned hereby:

(i) Acknowledges that: (A) under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended, and (B) no action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the undersigned

agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

(ii) Represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

(iii) Represents and agrees that it has not offered or sold and will not offer or sell any Notes in Brazil. The Notes have not been and will not be registered with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários).

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

THE TORONTO-DOMINION BANK



By: ______________________

Name:

Title:

Alf Costanzo
Managing Director, Origination & Syndication
The Toronto-Dominion Bank

CONFIRMED AND ACCEPTED, as of the date first written above:

INTER-AMERICAN DEVELOPMENT BANK



By: ______________________

Name: Edward Bartholomew

Title: Chief Financial Officer and General Manager, Finance Department